Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-155774
Comments made by Chia Song Hwee, President & CEO of Chartered during conference call on 9 March 2009 associated with Mid-Quarter 1Q 2009 and Rights Offering announcements on 9 March 2009 (Singapore)
I will first comment on our announcement regarding the rights offering and then on our mid-quarter update, both of which we issued a few hours earlier. After that, I will let George elaborate more about the offering.
Rights Offering
Let me take a couple of minutes to talk about why we are doing this offering.
Economic conditions around the world don’t seem to be getting any better and the credit markets continue to be difficult, limiting financing options and availability. We want to be well positioned for the early phase of recovery and build on the momentum we have gained in the past years. Accordingly it is extremely important that we beef up our capital position and have sufficient flexibility to manage our maturing indebtedness, R&D and capital investments. I believe this is also an important step toward reinforcing customer confidence and commitment to Chartered.
The offering is structured in a way that it will be attractive for our existing shareholders to subscribe. We did evaluate a number of options before we concluded on the rights offering as the most appropriate method of financing. Most important, the rights offering helps us to immediately strengthen our equity base unlike any other instruments. I would like to highlight that we have not raised equity since 2002, and this offering will help us strengthen our balance sheet and position the company well moving forward.
The offering is fully underwritten. Our major shareholder, Temasek, has shown its support by agreeing with our underwriters to act as a standby purchaser for up to 90 percent of the rights offering and undertake to subscribe for its pro rata rights entitlement of 59.4 percent. Our Board of Directors, including me, intends to take up our entitlement under this offering in part or in full.
Now, moving on to our mid-quarter update for first quarter.
Mid-Quarter Update
We reiterated our top line guidance both at Chartered level and also including our share of SMP. At the same time, we are expecting a $20 million improvement in the bottom line compared to our previous guidance. This is due to expected favorable impact on our cost this quarter (compared to what we had expected in January) as higher work-in-process associated with increasing wafer starts for the second quarter shipment absorbing more fixed costs. It is encouraging to see signs of our business stabilizing but we need to be mindful this is happening against the backdrop of a macro economic environment that continues to be challenging.

Conclusion
We will be talking more about our business conditions during our conference call in April. In conclusion, before I pass it to George, I would like to sum up by saying the actions we have already taken to align our resources with market conditions, our ongoing efforts to reduce our cost structure, continuing thrust on customer engagement efforts and finally the strengthening of our capital position as a result of this offering will place us in good shape to benefit from early phase of industry recovery.
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Important Notice
Chartered has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Chartered has filed with the SEC for more complete information about Chartered and the rights offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chartered, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free in the U.S. on +1-800-584-6837.
Safe Harbor Statement under the provisions of the U.S. Private Securities Litigation Reform Act of 1995
This communication contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to Chartered’s capital position following the rights offering, customers’ confidence and commitment towards Chartered, and

Chartered’s outlook for the three months ending March 31, 2009. These statements reflect Chartered’s current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Although Chartered believes the expectations reflected in such forward looking statements are based upon reasonable assumptions, Chartered can give no assurance that its expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in Chartered’s 2008 annual report on Form 20-F filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. Chartered undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “US$” are to United States dollars, the lawful currency of the United State of America, and references to “S$” are to Singapore dollars, the lawful currency of the Republic of Singapore.